Exhibit 16.1

April 10, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by ATI Physical Therapy, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to item 4.01 of Form 8-K of ATI Physical Therapy, Inc. dated April 4, 2023.  We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

Attachment

Item 4.01 — Changes in Registrant’s Certifying Accountant.
On April 4, 2023, upon the completion of a comprehensive selection process, the Audit Committee (the “Audit Committee”) of the Board of Directors of ATI Physical Therapy, Inc. (the “Company”) dismissed PricewaterhouseCoopers LLP (“PwC”) and engaged Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, subject to Deloitte’s standard client acceptance procedures and execution of an engagement letter. The comprehensive selection process conducted by the Audit Committee involved multiple prominent registered public accounting firms, and the Audit Committee’s decision to approve the selection of Deloitte and dismissal of PwC was made in consideration of a significant reduction in ongoing costs related to the Company’s annual audit.

PwC’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s report for the year ended December 31, 2022 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through April 4, 2023, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in PwC’s reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except as disclosed in the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2022 and December 31, 2021, the Company identified material weaknesses in its internal control over financial reporting related to insufficient complement of tax personnel and ineffective controls over the income tax provision.

The Company provided PwC with a copy of the foregoing disclosures and requested that PwC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the foregoing disclosures. A copy of PwC’s letter dated April 10, 2023 is filed as Exhibit 16.1 to this Current Report on Form 8-K.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through April 4, 2023, neither the Company, nor anyone on its behalf has consulted with Deloitte regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.